Exhibit 99.1

Zhongchao Inc. Achieves Accumulative 5.1 Million Subscribers and 1.3
Billion Click-Throughs for Its Sunshine Health Forums Platform

Shanghai, China, April 1, 2020 /PRNewswire/-- Zhongchao Inc. (NASDAQ: ZCMD) (“Zhongchao” or the “Company”), an online provider of healthcare information, professional training and educational services to healthcare professionals and the public in China, announced today that Sunshine Health Forums, the Company’s online portal (the “Sunshine Platform”) providing healthcare and wellness knowledge to the general public, has hit a major milestone with accumulative subscribers and click-throughs (since its launch in mid-2016) exceeding 5.1 million and 1.3 billion, respectively, by the end of March.

The Sunshine Platform is a multi-channel online portal that provides healthcare and wellness knowledge to the general public without limitation. Since its launch in May 2016, the Sunshine Platform has been delivering short videos and featured articles to users through its web portal (www.ygjkclass.com), mobile App, as well as China’s top third-party social media platforms such as Toutiao.com, Yidianzixun.com, WeChat Subscription Accounts, Baijiahao, Sohu.com, Douyin.com, iQiyi, Youku and Huoshan.com. The Company currently maintains approximately 150 forums classified by medical specialties.

“While providing information, education and training services for medical workers through our www.MDMOOC.org platform has been and remains as our core business and main source of revenue, we are also committed to the dissemination of relevant health information to the general public through the Sunshine Platform. Today’s announcement marks a major milestone for the Sunshine Platform following nearly five years of investment, deep cultivation and continued efforts to implement our growth strategies. The continuing increase of subscriber base of the Sunshine Platform highlights increasing brand recognition by the public, particularly following our recent Nasdaq listing and initial public offering as well as our quick response to the recent outbreak of COVID-19 (coronavirus),” said Mr. James Yang, Chairman and Chief Executive Officer of Zhongchao.

“These over 5.1 million subscribers, based on their interests and click-throughs, are systematically classified by medical specialties and offer valuable perspectives and many possibilities that we can explore and leverage going forward,” concluded Mr. Yang.

About Zhongchao Inc.

Incorporated in 2012 with headquarter offices in Shanghai and Beijing, China, Zhongchao Inc. is an online provider of healthcare information, professional training and educational services to healthcare professionals under its “MDMOOC” platform (www.mdmooc.org) and to the public under its “Sunshine Health Forums” platform (www.ygjkclass.com) in China. More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Pei Xu, CFO

Email: xupei@mdmooc.org

Phone: +86 21-3220-5987

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1 732-910-9692